Exhibit 99.1

Pericom Responds to Preliminary Proxy Materials Filed by Montage Technology Group

Pericom Believes Montage Offer Has Significant Financing, Regulatory and Other Risks

Pericom Remains Open to Further Discussions with Montage but Reaffirms Current Support for Merger Agreement with Diodes Incorporated

Milpitas, CA – October 16, 2015 – Pericom Semiconductor Corporation (“Pericom” or the “Company”) (NASDAQ: PSEM) issued the following statement today regarding the preliminary proxy statement filed by Montage Technology Group Limited (“Montage”) on October 14, 2015 related to Pericom’s merger agreement with Diodes Incorporated (the “Diodes Agreement”):

“Since March of this year, Pericom and its independent financial advisors and outside legal counsel have engaged in good-faith discussions and negotiations with Montage regarding a potential transaction, as described in our preliminary proxy statement filed with the U.S. Securities and Exchange Commission (“SEC”) on September 17, 2015 and updated on October 13, 2015. During these discussions, we have clearly communicated to Montage our belief that there are financing, regulatory and other risks associated with its offer that make Montage’s ability to close a transaction uncertain and significantly less likely than closing a transaction with Diodes. The Pericom Board of Directors has a duty to its shareholders to consider the likelihood of completing a transaction in assessing the overall value of an offer, and it currently believes that the additional premium represented by the $18.50 per share price of the Montage offer, as compared to the Diodes transaction, is insufficient to outweigh the significant timing and deal certainty risks for Pericom’s shareholders that are associated with the transaction proposed by Montage.

Montage briefly acknowledges certain risks in its preliminary proxy statement; however, it downplays the magnitude of these risks and the potential impact to Pericom’s shareholders. Of particular concern is the fact that Montage still has not been able to obtain sufficient financing commitments to close a transaction or demonstrate that there is a reasonable likelihood that it will be able to obtain such commitments in a reasonable timeframe. The one-page financing letters from each of Bank of China Shanghai Pudong Branch and China Electronics Financial Co. Ltd. presented in the revised Montage offer simply fail to provide adequate assurance that Montage will be able to finance a proposed transaction with Pericom. Both commitment letters presented in Montage’s revised offer are subject to broad conditions which provide the lenders with excessive discretion to withdraw their commitments.

Moreover, Montage will need to obtain certain regulatory approvals to close the transaction that are not required under the Diodes Agreement, including approvals from governmental authorities in the People’s Republic of China and Taiwan, and from the Committee on Foreign Investments in the U.S. (CFIUS). Approvals from the required regulatory authorities are expected to take at least three to six months to obtain and may take considerably longer. In fact, the merger agreement proposed by Montage gives Montage up to one full year to obtain such approvals. Pericom has shared these concerns and others with Montage. However, to date Montage has been unable to adequately address those concerns and provide the requisite assurances that would give the Pericom Board confidence in Montage’s ability to close a transaction.

Nevertheless, the Pericom Board is willing to continue discussions with Montage to determine if Montage can resolve the issues we have identified. While we remain open to further discussions with Montage, the Pericom Board reaffirms its recommendation to the Pericom shareholders in support of the Diodes transaction, which it believes is currently the best course of action for our shareholders. Therefore, Pericom intends to continue to move forward with the transactions contemplated by the merger agreement with Diodes.”

Cowen and Company is serving as independent financial advisor to Pericom, and Latham & Watkins is serving as the Company’s legal counsel.

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About Pericom

Pericom Semiconductor Corporation (NASDAQ: PSEM) enables serial connectivity with the industry’s most complete solutions for the computing, communications, consumer and embedded market segments. Pericom’s analog, digital and mixed-signal integrated circuits, along with its frequency control products are essential in the timing, switching, bridging and conditioning of high-speed signals required by today’s ever-increasing speed and bandwidth demanding applications. Company headquarters is in Milpitas, California, with design centers and technical sales and support offices globally.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements concerning the offers from Montage including whether the revised unsolicited offer from Montage constitutes or is reasonably expected to constitute a superior proposal, the outcome of any discussions or negotiations with respect to such offer, and the anticipated timing and likelihood of a closing of, and the risks associated with, a merger transaction with Montage or Diodes, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include the outcome of any discussions or negotiations, the outcome of any existing or future litigation involving the acquisition transaction or other matters or other risks listed from time to time in Pericom’s filings with the SEC, including its filings on Forms 10-K, 10-Q and 8-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. Pericom assumes no obligation to update or revise the forward-looking statements in this press release because of new information, future events, or otherwise.

Additional Information and Where to Find It

In connection with its proposed acquisition by Diodes, Pericom filed with the SEC a preliminary proxy statement. A definitive proxy statement has not been filed with the SEC or otherwise made available. Pericom intends to mail the definitive proxy statement to the shareholders of the Company when it becomes available. BEFORE MAKING ANY VOTING DECISION, PERICOM’S SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND THOSE OTHER MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The proxy statement and other relevant materials (when they become available), and any other documents filed by Pericom with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement from Pericom by contacting Pericom’s Investor Relations by telephone at (408) 232-9100, or by mail to Investor Relations Department, Pericom Semiconductor Corporation, 1545 Barber Lane, Milpitas, California 95035 or by going to Pericom’s Investor Relations page on its corporate website at www.pericom.com.

Company Contact:

Pericom Semiconductor

Kevin Bauer, CFO

P: 408-232-9100

E: kbauer@pericom.com

Media Contact:

Sard Verbinnen & Co

Steven Goldberg

310-201-2040

John Christiansen/Kevin Sellers

415-618-8750